UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Beam Inc.

(Name of Issuer)

Common Stock, par value $3.125 per share

(Title of Class of Securities)

073730103

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

with a copy to:

Robert A. Profusek

Jones Day

222 East 41st Street

New York, New York 10007

212-326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 073730103	SCHEDULE 13D	Page 2

1.	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 9,118,545
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 9,118,545
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,118,545
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This calculation is based on 165,452,466 shares of Common Stock, par value $3.125 per share (“Common Stock”), of Beam, Inc. (the “Issuer”) outstanding as of February 18, 2014 as disclosed in the Issuer’s Proxy Statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission on February 19, 2014.

CUSIP NO. 073730103	SCHEDULE 13D	Page 3

1.	NAME OF REPORTING PERSON PS Management GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 9,118,545
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 9,118,545
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,118,545
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	This calculation is based on 165,452,466 shares of Common Stock outstanding as of February 18, 2014 as disclosed in the Proxy Statement.

CUSIP NO. 073730103	SCHEDULE 13D	Page 4

1.	NAME OF REPORTING PERSON William A. Ackman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 9,118,545
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 9,118,545
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,118,545
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(3)	This calculation is based on 165,452,466 shares of Common Stock outstanding as of February 18, 2014 as disclosed in the Proxy Statement.

CUSIP NO. 073730103	SCHEDULE 13D	Page 5

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on October 8, 2010 (the “Original 13D”), as amended and supplemented by amendment No. 1 (“Amendment No. 1”), filed on August 10, 2011, amendment No. 2 (“Amendment No. 2”), filed on January 3, 2013, amendment No. 3 (“Amendment No. 3”), filed on January 31, 2014, and amendment No. 4 (“Amendment No. 4”), filed on February 18, 2014 (the Original 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the Common Stock, par value $3.125 per share (the “Common Stock”), of Beam, Inc., a Delaware corporation (the “Issuer”), the successor to Fortune Brands, Inc. (“Fortune Brands”). On or about October 4, 2011, the Issuer changed its name and CUSIP number pursuant to a merger between the Issuer, a wholly owned subsidiary of Fortune Brands, and Fortune Brands, with the Issuer continuing as the surviving corporation in the merger. The principal executive offices of the Issuer are located at: 510 Lake Cook Road, Deerfield, Illinois 60015. Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.

As of April 15, 2014, the Reporting Persons beneficially owned an aggregate of 9,118,545 shares of Common Stock, representing approximately 5.5% of the outstanding shares of Common Stock of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and supplemented to include the information included in Exhibit 99.1 hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b)

Based upon disclosure in the Issuer’s Proxy Statement filed with the U.S. Securities and Exchange Commission on February 19, 2014, there were 165,452,466 shares of the Common Stock outstanding as of February 18, 2014.

Based on the foregoing, the 9,118,545 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 5.5% of the shares of the Common Stock issued and outstanding.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c)

CUSIP NO. 073730103	SCHEDULE 13D	Page 6

Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected by the Reporting Persons in the past 60 days. Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1    Trading data.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman